CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

September 10, 2009

  U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

ROCA MINES ANNOUNCES PLANS FOR EXTENSIVE DRILLING AND GEOLOGICAL WORK AT CREAM MINERALS

100% OWNED NUEVO MILENIO PROJECT

Two Phase Drilling Program To Include Up To 30 Drill Holes

Vancouver, BC – September 10, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce that Roca Mines Inc. (“Roca”) has completed a recent geological project review and program-planning visit to the Nuevo Milenio Gold/Silver Project using Ing. German Francisco, Project Geologist, CMA as guide.

Roca’s work included a comprehensive review of Cream drill sites, trenches, historical Spanish workings, new mapping by Cream and re-logging of eight diamond drill holes.  The work took place between August 28th to 30th, 2009 and was conducted by Mr. Robert Lane, P.Geo., Mr. Luis Igreda, P.Geo and Mr. Paul Albers.  Field reports have now been received that confirm the potential and geological opportunities at Nuevo Milenio.

The known mineralized system at the Veta Tomas, Dos Horno and Once Bocas zones are part of an extensive low sulphidation epithermal mineralized system localized within Miocene age calderas.  Re-logging of Cream drill core confirms that prior drilling resulted in poor core recovery (as low as 20% in some cases) in many high grade zones and that free gold and silver grades would have been negatively impacted by poor drilling techniques.  High-grade intervals correspond with areas of discrete quartz veining and dense stockwork and/or sheeted veins.  The highest silver values are associated with colliform banded quartz veins that include fine grained acanthite and other silver-bearing minerals with very fine grained pyrite.  The property wide review highlights the untested exploration potential of numerous targets not included in the current resource estimate which field work by Cream indicates may extend over a five kilometre length.

The geological team has recommended a new diamond drill program be undertaken to provide confirmation of selected drill holes for direct comparison to grades in zones of known poor recovery.  Initially these will include twinning diamond drill holes DDH02-06, DDH07-23, DDH06-03 (or DDH03-12) and possibly DDH 01-06 and DDH07-32.  It is anticipated that significantly improved drilling techniques will enhance core recovery and will capture previously unrecorded free gold and silver possibly resulting in much improved drill assay results. In part the objective of the program is to reconcile the wide differences in Cream drilling assay results versus much higher underground channel sample assays particularly in respect to gold values.  To facilitate this program roads and ditches will be improved to provide access to various parts of the property.

Other geological tasks that will be undertaken include a review of assays, extending the sampling of existing core to test bulk tonnage potential, mapping and examining zones for extensions to the NW under basalt caps and to the SE under rhyolite caps, and re-logging and re-sampling core on shorter sample intervals.

Following successful completion of the confirmation program, a Phase 2 exploration drilling program will be conducted with up to 25 new diamond drill holes to test extensions of mineralized zones at depth.  Many of these new holes will utilize the existing drill setups and access established at the site.  Roca will also advance plans for an underground bulk-sample.

Through an option agreement announced previously, Roca has a right to acquire up to a 70% interest in Cream’s Nuevo Milenio Gold/Silver Project through spending $US12 million over a four year period followed by the completion of a feasibility study.  The Nuevo Milenio Project encompasses 2,560 Hectares (Ha) and is located 27 kilometres (km) by road from Tepic, the capital city of Nayarit State, Mexico.  Tepic is an important commercial centre with a population of over 300,000 people located 150 km northeast of Puerto Vallarta.  Access to railway, airport, power lines and water are within reasonable distance of the Nuevo Milenio Project providing cost effective access to infrastructure.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project.  He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A Lang

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.